Exhibit 99.1

FOR IMMEDIATE RELEASE

Tier 1 Mobile Operator Selects Silicom’s 4G/5G Next
Generation Integrated Distribution Unit (DU) for
Field Trials

- Solution Includes Silicom Edge Compute Unit and Smart Cards -

KFAR SAVA, Israel — October 13, 2020 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that a Tier 1 Mobile Operator has selected Silicom’s architecture for next-generation Distribution Units, which supports both 4G and 5G deployments, for use in field trials planned to take place during the next several months.

The architecture selected is based on Silicom’s Edge Units designed originally for use in SD-WAN/NFV applications. Since the original design was modular, Silicom was able to customize the solution quickly for use in the mobile network DU and to rapidly integrate Silicom’s 4G/5G Smart Cards into it.

The cards integrated into the solution include Silicom’s vRAN (Virtual Radio Access Network) Dedicated Accelerator card, which was developed in cooperation with Intel around Intel’s recently announced ACC100 eASIC, and Silicom’s Time Synchronization card, which is currently in the late stages of development. Before the field trials begin, the full Silicom solution will be integrated with a top-tier 4G/5G software solution in a process directed by one of the world’s leading 4G/5G software vendors.

“We are excited to be selected by such an important Tier 1 operator, a leading player in the booming 4G/5G mobile infrastructure market, together with one of this market’s most important software vendors,” commented Shaike Orbach, CEO of Silicom. “It demonstrates the differentiating advantages of our integrated solution – a true ‘whole-is-greater-than-the-sum-of-its-parts’ offering that combines the strengths of all our best-of-breed technologies. If the solution proves itself and mass deployment begins in accordance with the customer’s indications, we believe the business potential could be tens of millions of dollars for us from this customer alone.”

Mr. Orbach continued, “Furthermore, the dialog developing between Silicom and the customer demonstrates the high synergy between all of Silicom’s technologies. Even as we plan the field trials for this solution, we are engaged in discussions with the customer about a next-generation acceleration solution based on our FPGA technology. In addition, we have begun discussing our solutions for SD-WAN use cases.”

Mr. Orbach concluded, “We believe that our unique ability to offer comprehensive solutions for huge 4G/5G infrastructure projects together with a full range of synergistic and complementary product lines positions us ideally to address massive emerging opportunities. In a positive upward spiral, each success further strengthens our positioning and differentiating experience, leading to the next and next success. As such, we believe the 4G/5G marketplace and telco demand, including many aspects of the planned deployment from the edge towards the core and the Telco Cloud, represents a potentially endless future growth driver for Silicom.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com